United Parcel Service

Vote Yes: Proposal 5 — Shareowner Proposal Requesting the Board Prepare a

Report on the Alignment of Lobbying Activities with the Paris Climate

Agreement

Annual Meeting: May 5, 2022

CONTACT: Mary Minette, Mercy Investment Services | mminette@Mercyinvestments.org

SUMMARY

Climate change poses financial, reputational, and physical risks to United Parcel Service, Inc. (“UPS” or “the company”). Recognizing these risks, the company has set ambitious emissions reduction targets, but achieving its goals will require strong public policies. Because of this link between companies’ long-term ambitions and public policy, investors are increasingly asking for reports on how corporate lobbying activities, both direct and indirect, are aligned not only with a company’s own climate goals but also the net-zero goals of the Paris Climate Agreement. Companies in a variety of sectors have begun to release this information; however, UPS provides only limited information about its climate lobbying activities, although the company supports some trade associations and non-profit organizations that lobby negatively on climate change. Accordingly, investors are encouraged to vote “FOR” this proposal.

RESOLVED CLAUSE

Shareholders of United Parcel Service ("UPS") request that the Board of Directors conduct an evaluation and issue a report within the next year (at reasonable cost, omitting proprietary information) describing if, and how, UPS's lobbying activities (direct and through trade associations and social welfare and nonprofit organizations) align with the Paris Climate Agreement's goal of limiting average global warming to well below 2 degrees Celsius and how the company plans to mitigate risks presented by any misalignment.

RATIONALE FOR A YES VOTE

1.	Climate change poses material risks to UPS, and strong public policies are needed to mitigate those risks.

2.	Investors are increasingly expecting companies to report how their lobbying activities align with Paris-aligned climate goals, and companies have begun to release reports.

3.	UPS makes only limited disclosure about its direct or indirect climate-related lobbying, preventing shareholders from discerning whether its activities align with the Paris Agreement’s goal and how the company is managing risks related to misalignment.

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DISCUSSION

1.	Climate Change poses material risks to UPS’s business, and strong public policy is critical to addressing those risks.

Climate change poses significant material risks to UPS’s business, as laid out in some detail in its 2022 Form 10-K:

The effects of climate change create financial and operational risks to our business, both directly and indirectly. We have made several public statements regarding our intended reduction of carbon emissions, including our most recent goal to achieve net zero carbon emissions by 2050 and our other short- and mid-term environmental sustainability goals. We may be required to expend significant additional resources to acquire assets or on remediation efforts to meet these goals, which could significantly increase our operational costs. We could also be required to write down the carrying value of assets, which could result in impairment charges.1

In addition, in its 2021 CDP questionnaire response, the company recognized the risk posed to its business as usual by climate-related factors including increased climate regulation, growing customer expectations for lower emissions in their supply chains, and physical risks of climate change such as increased storms and other severe weather conditions.2

As UPS notes in its opposition to our proposal, the company has responded to the risks posed by climate change to its business by committing to achieve carbon neutrality by 2050. We commend UPS for the leadership represented by this pledge to “become carbon neutral across global operations by 2050, including Scope 1,2 and 3 emissions” and the ongoing disclosure of its operational efforts to reduce emissions provided in the company’s corporate sustainability reports. But achieving this industry-leading goal will require strong public policy support for renewable energy, vehicle electrification, sustainable aviation fuel and other emerging technologies. Without robust, supportive public policies, the company’s climate goals may not be achievable.

A 2021 report from Ceres notes that “Companies that establish robust governance systems to address climate change as a systemic risk and align their direct and indirect lobbying efforts to support science-based climate policies will drive the creation of a regulatory environment that best positions them for resilient growth.” As long-term investors in UPS, we believe that our company must align its public policy engagement with its long-term climate goals and that transparency regarding governance of lobbying activities, trade association memberships, and any efforts made to address misalignments between company policy and lobbying positions are a key component in managing climate risk.

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1 https://investors.ups.com/sec-filings/annual-filings/content/0001090727-22-000007/0001090727-22-000007.pdf

2 https://www.cdp.net/en/formatted_responses/responses?campaign_id=74241094&discloser_id=892936&locale=en&organization_name=UPS&organization_number=19898&program=Investor&project_year=2021&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F2021%2Fdbbr64mv%2F146535&survey_id=73557641

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2.	Investors are increasingly requesting disclosure of climate lobbying information, and many companies are complying.

Investors increasingly expect companies to disclose information on their direct and indirect lobbying efforts on climate issues as well as how those activities align with the company’s own climate-related goals and the goals of the Paris Agreement. For example:

▪	In 2021, a majority of investors in five companies supported proposals asking companies to report on their climate lobbying activities and how they align with the goals of the Paris Agreement.[3]
▪	65 percent of investors responding to the 2021 ISS global policy survey on climate issues support companies reporting on how corporate and trade association lobbying activities are in alignment (or are not in contradiction) with limiting global warming in line with Paris Agreement goals.[4]
▪	The Climate Action 100+ initiative, including large and small investors with a total of more than $60 trillion in assets under management, has established a Net-Zero Benchmark, asking target companies to disclose how their lobbying activities, both direct and through trade associations, align with the net-zero goals of the Paris Agreement.[5]
▪	Leading companies are publishing reports on their climate lobbying activities.[6] These include companies in the transportation sector such as Delta Airlines[7] and General Motors[8].

3.	UPS does not adequately disclose information on its climate lobbying activities, and limited information available to investors indicates some misalignment with the company’s Paris-aligned goals.

UPS does not disclose a full list of its trade associations or its memberships in non-profit organizations that engage in lobbying. Its policies state that the company will disclose the non-deductible portion of dues paid to any trade associations that receive more than $50,000 in dues from the company, but no trade associations have been listed in those disclosures for the past three years.9 UPS discloses a list of three trade association memberships on its 2021 CDP questionnaire, but there is no indication of whether that list is comprehensive.10

The company outlines its governance of public policy activity on its website11 and mentions how public policy matters are managed in its response to our proposal in the proxy. However, there is no indication that the board is involved in oversight of trade association memberships or if alignment with the company’s own carbon neutral goals or the goals of the Paris Agreement factor into management’s decisions about direct lobbying activities or trade association memberships.

The board’s response in the proxy completely ignores the central issue raised in the resolution, which asks the board to initiate a review of the lobbying it does related to climate change by the company and by trade associations and non-profit organizations to which it contributes. Not one word speaks to the company’s responsibility to have its admirable climate goals and its lobbying be consistent and aligned.

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3 https://corpgov.law.harvard.edu/2021/08/11/2021-proxy-season-review-shareholder-proposals-on-environmental-matters/

4 https://www.issgovernance.com/file/publications/2021-climate-survey-summary-of-results.pdf

5 https://www.climateaction100.org/wp-content/uploads/2021/03/Climate-Action-100-Benchmark-Indicators-FINAL-3.12.pdf

6 https://lobbymap.org/filter/List-of-Companies-and-Influencers#9

7 https://www.delta.com/content/dam/delta-www/pdfs/delta-climate-lobbying.pdf

8 https://investor.gm.com/static-files/f1d52599-8aa1-4c33-a4c4-ca0b73fc7adc

9 https://investors.ups.com/esg/political-contributions

10 https://www.cdp.net/en/formatted_responses/responses?campaign_id=74241094&discloser_id=892936&locale=en&organization_name=UPS&organization_number=19898&program=Investor&project_year=2021&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F2021%2Fdbbr64mv%2F146535&survey_id=

11 https://investors.ups.com/esg/political-contributions

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As the resolution states, it is vitally important for UPS and other companies to have forward-looking public policy on climate in place to allow them to reach their goals. Yet the board response sidesteps the importance of UPS leading by advocating for positive climate public policy that supports the company’s long-term goals and by examining where its trade association and other non-profit memberships and payments may conflict with the company’s goals and those of the Paris Agreement.

Even absent full disclosure of the company’s memberships in trade associations and non-profits that engage in lobbying, we can only rely on publicly available examples of UPS providing funds to organizations whose lobbying undercuts forward movement on climate policy. For example, the company discusses its membership in the U.S. Chamber of Commerce in its 2021 CDP response and outlines actions taken to support the Chamber’s adoption of a new policy on climate change.12 However, the Chamber has more recently been criticized for positions taken on climate provisions in the Build Back Better Act13 and for lobbying against the SEC adopting new regulations on climate risk disclosure14. Without the disclosures requested by our proposal, investors have no way to evaluate how UPS is engaging with the Chamber to influence its recent negative positions.

In addition, UPS has long been a supporter of the highly controversial American Legislative Exchange Council (ALEC), which has developed and pushed for anti-climate legislation at the state level for many years and more recently has been linked with efforts to restrict voting rights. Due to these controversial activities, more than 100 major companies have publicly dropped their membership in and support of ALEC, yet UPS continues to support the organization.

We believe additional disclosure would not only help the company ensure that its lobbying funds are being spent in a way that supports its long-term plans to address climate risk, but also will protect the company and its shareowners from the reputational risk of being perceived as sending mixed messages and undercutting climate policy at the state and federal level.

CONCLUSION

As long-term investors in UPS, we believe that the report we request would be in the best interest of the company and its shareowners, ensuring that the company is working across the enterprise toward its long-term climate goals. The assessment we request would ensure that all public policy efforts supported by UPS are working in tandem to meet the company’s ambitious climate targets and would help to prevent reputational risk from misalignments between the company’s own policies and negative positions taken by its trade associations. Issuing the requested report would allow our company to meet not only the expectations of investors, but also join the leaders among its peers in the business community. We urge you to vote “YES” on this shareholder proposal.

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12 https://www.cdp.net/en/formatted_responses/responses?campaign_id=74241094&discloser_id=892936&locale=en&organization_name=UPS&organization_number=19898&program=Investor&project_year=2021&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F2021%2Fdbbr64mv%2F146535&survey_id=73557641

13 https://www.nrdc.org/experts/john-bowman/us-chamber-commerce-opposes-climate-action-corporate-america-claims-back

14 https://lobbymap.org/report/The-US-Chamber-of-Commerce-and-Lobbying-of-Climate-Change-Disclosure-Regulations-b503c35fa1014cb7c357bfe7f15e4fa6

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